UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

January 10, 2013

METHANEX ANNOUNCES UPCOMING TEMPORARY SHUTDOWN OF ITS OPERATIONS IN CHILE

Methanex Corporation announced today it expects to idle its Chile operation in March 2013 due to anticipated insufficient natural gas supply. Methanex is currently operating one plant in Chile at low operating rates. In 2013, planned output from this plant represents less than 5% of Methanex’s total production.

John Floren, President and CEO, Methanex Corporation, commented, “Due to continued natural gas supply challenges, we do not expect to have sufficient feedstock to keep our Chile plant operating through the southern hemisphere winter. Our current expectation is that resumption of our plant operation would be possible later in the year.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “expects,” “anticipated,” “would be possible” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected restart of idled capacity and timing for start-up of the same;

•	expected length of shutdowns of our facilities;

•	expected levels, timing and availability of economically priced natural gas supply to our Chilean plants;

•	anticipated production rates of our plants;

•	expected operating costs, including natural gas feedstock costs; and

•	expected actions of governments, government agencies, gas suppliers or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the success of our natural gas exploration in Chile and our ability to procure economically priced natural gas in Chile;

•	production rates of our facilities;

•	operating costs including natural gas feedstock costs; and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in Chile on commercially acceptable terms;

•	the ability to successfully carry out corporate initiatives and strategies;

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile; and

•	actions of governments and governmental authorities.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

Investor Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604 661 2600 or Toll Free: 1 800 661 8851

www.methanex.com

Media Inquiries:

Marc Dupont

Director, Government and Public Affairs

Methanex Corporation

604 661 2600 or Toll Free: 1 800 661 8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 10, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary